Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS

	Three
	Months
	Ended			Year Ended
	March 31,			December 31,
	2007	2006	2005	2004	2003	2002
Determination of earnings:
Loss before income taxes	$(8,863)	$(31,495)	$(31,902)	$(24,345)	$(21,972)	$(25,142)
Add:
Fixed charges:	272	888	983	1,076	941	876

Earnings as adjusted	$(8,591)	$(30,607)	$(30,919)	$(23,269)	$(21,031)	$(24,266)

Fixed charges:
Interest Expense	$79	$184	$279	$422	$453	$411
Amortization of capitalized expenses related to indebtedness	17	—	—	—	—	—
Portion of rent representative of the interest factor(1)	176	704	704	654	488	465

Fixed charges	272	$888	$983	$1,076	$941	$876

Preferred stock dividends (no dividends paid)	—	—	—	—	—	—
Ratio of earnings to fixed charges	*	*	*	*	*	*
Deficiency of earnings available to cover fixed charges	$(8,863)	$(31,495)	$(31,902)	$(24,345)	$(21,972)	$(25,142)

*	Less than one to one coverage

(1)	Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases. The underlying rent amounts were $530,000, $2,114,000, $2,113,000, $1,964,000, $1,464,000, and $1,395,000 for the three months ended March 31, 2007, and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.